                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                              (AMENDMENT NO. 2)


                                 Engage, Inc.
               ------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
               ------------------------------------------------
                        (Title of Class of Securities)


                                   292827102
                           ------------------------
                                (CUSIP Number)


               _________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                April 28, 2000
               -------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)
                              (Page 1 of 8 Pages)

CUSIP NO. 292827102              SCHEDULE 13D               (Page 2 of 8 Pages)

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      CMGI, INC.
      04-2921333
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
      N/A                                                       (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4.
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5.
      N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      State of Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF            151,308,282

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING             151,308,282

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.
      87.4%

------------------------------------------------------------------------------

CUSIP NO. 292827102              SCHEDULE 13D               (Page 3 of 8 Pages)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12.   [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      87.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14.
      CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 292827102                 13D                   (Page 4 of 8 Pages)

     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by CMGI, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.   Security and Insurer.
          --------------------

          This statement on Schedule 13D relates to the Common Stock of Engage, Inc., a Delaware corporation ("Engage" or "Issuer"). The principal executive offices of Engage are located at 100 Brickstone Square, Andover, MA 01810.

Item 2.  Identity and Background.
         -----------------------

          The name of the corporation filing this statement is CMGI, Inc., a Delaware corporation ("CMGI"). CMGI's principal business is developing and operating Internet and direct marketing companies and funding synergistic Internet companies through its affiliated venture funds. The address of the principal executive offices of CMGI is 100 Brickstone Square, Andover, Massachusetts 01810. Set forth on Schedule A is the name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, shares of Common Stock of Engage, $.01 par value per share (the "Engage Common Stock"), beneficially owned and citizenship of each of CMGI's directors and executive officers, as of the date hereof.

          Neither CMGI nor, to the best of CMGI's knowledge, any person named on Schedule A hereto is required to disclose legal proceedings pursuant to Items 2(d) or 2(e).

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Item 3 is amended as follows:

          CMGI and Engage entered into an Agreement and Plan of Merger and Contribution (the "Flycast/Adsmart Merger Agreement"), dated as of January 19, 2000, by and among CMGI, Engage, FCET Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Engage ("Merger Sub"), Flycast Communications Corporation, a wholly owned subsidiary of CMGI ("Flycast"), and Adsmart Corporation, a subsidiary of CMGI ("Adsmart").

          Under the terms of the Flycast/Adsmart Merger Agreement, (i) CMGI agreed to contribute all of the outstanding shares of Flycast to Engage (the "Flycast Contribution") in exchange for an aggregate of 53,773,930 shares of Engage Common Stock, and (ii) Adsmart agreed to be merged with Merger Sub, with Adsmart being the Surviving Corporation (the "Adsmart Merger"). In the Adsmart Merger, each share of Adsmart common stock would be converted into and represent the right to receive such number of shares of Engage Common Stock as is determined by dividing 11,223,704 by the sum of the number of shares of Adsmart capital stock outstanding and the number of shares of Adsmart common stock subject to stock options.

CUSIP No. 292827102                 13D                   (Page 5 of 8 Pages)

          The Adsmart Merger and the Flycast Contribution became effective on April 28, 2000.

          As a result of the Adsmart Merger, each share of Adsmart capital stock was converted into the right to receive .08672694 shares of Engage Common Stock. CMGI received an aggregate of 10.8 million shares of Engage Common Stock in the Adsmart Merger.

Item 4.   Purpose of the Transaction.
          --------------------------

          Item 4 is amended as follows:

          The purpose of the acquisition of securities of Engage was to facilitate the acquisition of Flycast and Adsmart by Engage. CMGI believes that the acquisitions of Flycast and Adsmart by Engage were intended to further Engage's goal of bringing together complementary Internet marketing and advertising properties to create a single organization that would create and deliver the next generation in online marketing solutions.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is amended as follows:

          (a)-(b) As a result of the Flycast Contribution and the Adsmart Merger and CMGI's prior holdings of Engage Common Stock, CMGI may be deemed the beneficial owner of 151,308,282 shares of Engage Common Stock with sole voting and dispositive power regarding these shares. Such Issuer Common Stock constitutes approximately 87.4% of the issued and outstanding shares of Issuer Common Stock.

          (c) Beneficial ownership of shares of Engage Common Stock of directors and executive officers of CMGI is set forth on Schedule A. CMGI acquired an aggregate of 64,224,740 shares of Engage Common Stock since the most recent filing on Schedule 13D (February 15, 2000) as a result of completion on April 28, 2000 of the Flycast Contribution and the Adsmart Merger.

          (d)-(e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
            to Securities of the Issuer.
            ---------------------------

          Item 6 is amended as follows:

          Other than the Flycast/Adsmart Merger Agreement, to the best knowledge of CMGI, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons or entities listed in Item 2 and between such persons or entities and any person or entity with respect to any securities of Engage, including but not limited to transfer of voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 292827102                 13D                   (Page 6 of 8 Pages)

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Item 7 is amended as follows:

          1. The Agreement and Plan of Merger and Contribution, dated as of January 19, 2000, by and among CMGI, Engage, Merger Sub, Flycast and Adsmart is incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended January 31, 2000 of Engage (File No. 000-26671).

CUSIP No. 292827102                 13D                   (Page 7 of 8 Pages)

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

DATED:  May 10, 2000




                                             CMGI, INC.

                                             By:  /s/ Andrew J. Hajducky III
                                                --------------------------------
                                                      Andrew J. Hajducky III

                                             Title:  Executive Vice President,
                                                     Chief Financial Officer
                                                     and Treasurer

                                   Schedule A

--------------------------------------------------------------------------------------------------------------------------------
 NAME                                                    BUSINESS ADDRESS                  SHARES OF ENGAGE COMMON STOCK
                                                                                           BENEFICIALLY OWNED*
--------------------------------------------------------------------------------------------------------------------------------
 EXECUTIVE OFFICERS OF CMGI

---------------------------------------------------------------------------------------------------------------------------------
 David S. Wetherell                                      100 Brickstone Square             46,000
 Chairman of the Board, President, Chief                 Andover, MA 01810
 Executive Officer and Secretary

---------------------------------------------------------------------------------------------------------------------------------
 Andrew J. Hajducky III                                  100 Brickstone Square             0
 Executive Vice President, Chief Financial               Andover, MA 01810
 Officer and Treasurer

---------------------------------------------------------------------------------------------------------------------------------
 David Andonian                                          100 Brickstone Square             0
 President, Corporate Development                        Andover, MA 01810

---------------------------------------------------------------------------------------------------------------------------------
 Hans G. Hawrysz                                         100 Brickstone Square             2,000
 Executive Vice President, Strategy and                  Andover, MA 01810
 Planning

---------------------------------------------------------------------------------------------------------------------------------
 Joel B. Rosen                                           100 Brickstone Square             0
 Chief Executive Officer, NaviSite, Inc.                 Andover, MA 01810

---------------------------------------------------------------------------------------------------------------------------------
 Paul L. Schaut                                          100 Brickstone Square             729,966(1)
 President, Chief Executive Officer, Engage              Andover, MA 01810
 Technologies, Inc. (a subsidiary of CMGI)

---------------------------------------------------------------------------------------------------------------------------------
 Rodney W. Schrock                                       100 Brickstone Square             2,500
 President and Chief Executive Officer,                  Andover, MA 01810
 AltaVista Company

---------------------------------------------------------------------------------------------------------------------------------
 Richard F. Torre                                        100 Brickstone Square             0
 President, Chief Executive Officer,                     Andover, MA 01810
 SalesLink Corporation (a subsidiary of
 CMGI)

---------------------------------------------------------------------------------------------------------------------------------
 DIRECTORS OF CMGI
 (PRESENT PRINCIPAL
 OCCUPATION)

---------------------------------------------------------------------------------------------------------------------------------
 William H. Berkman                                      The Associated Group              0
 (Principal, The Associated Group)                       650 Madison Avenue
                                                         New York, NY 10022

---------------------------------------------------------------------------------------------------------------------------------

 * Unless otherwise indicated, each person exercises sole voting and dispositive power over shares of Engage Common Stock beneficially owned by such person.
(1) Includes 224,998 shares of Engage Common Stock issuable upon exercise of outstanding stock options granted under Engage's 1995 Equity Incentive Plan as of April 28, 2000.

--------------------------------------------------------------------------------------------------------------------------------
 NAME                                                    BUSINESS ADDRESS                  SHARES OF ENGAGE COMMON STOCK
                                                                                           BENEFICIALLY OWNED
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
 Craig D. Goldman                               Cyber Consulting Services Corp.             104,116(2)
 (Chief Operating Officer, Cyber Consulting     1058 Ramapo Valley Road
 Services Corp.)                                Mahwah, NJ 07430

--------------------------------------------------------------------------------------------------------------------------------
 Avram Miller                                   The Avram Miller Company                          0
 (Chief Executive Officer, The Avram            425 Market Street
 Miller Company)                                22/nd/ Floor
                                                San Francisco, CA 94105
--------------------------------------------------------------------------------------------------------------------------------
 Robert J. Ranalli                              2923 Indigo Bush Way                              0
                                                Naples, FL 34105

--------------------------------------------------------------------------------------------------------------------------------
 William D. Strecker                            3407 Crosslyn Lane                                0
                                                Cyress, TX  77429

--------------------------------------------------------------------------------------------------------------------------------
 David S. Wetherell                             See Above                                     See Above

--------------------------------------------------------------------------------------------------------------------------------

(2) Consists of 104,166 shares of Engage Common Stock issuable upon exercise of outstanding stock options granted under Engage's 1995 Equity Incentive Plan as of April 28, 2000.

 Citizenship of the above named persons:  USA

                                      A-2